SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION – The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker and the Prospectus dated September 12, 2006 and Supplement No. 2 dated December 7, 2006.  This Supplement supersedes and replaces all prior supplements to the Prospectus.]

SUPPLEMENT NO. 2
DATED DECEMBER 7, 2006
TO THE PROSPECTUS DATED SEPTEMBER 12, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus.

Status of Our Initial Public Offering

As of December 1, 2006, we have received gross proceeds of approximately $28.6 million from the sale of common stock in our initial public offering.

Recent Real Estate Investments

On December 1, 2006, we purchased a 116,223 square foot industrial property known as 20100 Western Avenue, located in Torrance, California, and a 102,000 square foot industrial property known as 15172 Goldenwest Circle located in Westminster, California.  The purchase price of the properties was funded with net proceeds raised from our public offering and $20.2 million of borrowings under our credit agreement with HSH Nordbank AG, New York Branch.  Our Credit Agreement with HSH Nordbank AG, New York Branch is a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The Credit Agreement permits us to borrow up to $50 million secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35%.   We are entitled to prepay the borrowings under the credit facility at any time without penalty.    The principal balance is due on June 30, 2008.

Acquisition of 20100 Western Avenue

We purchased the 20100 Western Avenue property from WESCO Harbor Gateway, L.P, an unaffiliated party, for approximately $19.7 million, including closing costs (which are not fully determinable at this time).

20100 Western Avenue is situated in the master-planned Harbor Gateway Business Center, minutes away from the ports of Los Angeles and Long Beach and Los Angeles International Airport.  The property consists of approximately 116,223 square feet of leasable space in a single-story building located on approximately 6.3 acres of land   It is ideally located to capitalize on the very strong South Bay industrial market. According to CB Richard Ellis, the South Bay industrial market is one of the strongest industrial markets in the United States with a second quarter 2006 vacancy rate of 1.8%.   The CB Richard Ellis second quarter South Bay Industrial Overview states that average lease rentals in the South Bay have increased by 25% to 30% over the last 12 months and that low vacancy rates will translate into continued escalation of rents and property values.

The property is currently 100% leased at an average annual rent of $11.16 per square foot to five tenants ranging in size from 11,700 to 29,800 square feet.  Tenants of the property are engaged in varying businesses including real estate services, construction and engineering and distribution.  Each of the five tenants occupies over 10% of the rentable square footage of the property.

The following table sets forth lease expiration information for the next ten years.

		Approx		Percent of	Percent of
	No of	Amount of	Base Rent of	Total Leaseable	Total
Year Ending	Leases	Expiring Leases	Expiring Leases	Area Expiring	Annual Base
Dec. 31	Expiring	(Sq. Feet)	(Annual $)%		Rent Expiring

2006	0	0	0	0.0%	0.0%
2007	1	11,722	108,864	10.1%	8.4%
2008	0	0	0	0.0%	0.0%
2009	1	22,068	169,104	19.0%	13.2%
2010	0	0	0	0.0%	0.0%
2011	3	82,432	1,018,812	70.9%	78.6%

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

	Average Lease Rate
	Per Total	Average Annual
Year Ending	Square Foot	Occupancy
Dec. 31	(Annual $)	(%)

2005	$10.97	100%
2004	$10.56	100%
2003	$10.40	100%
2002	$10.30	100%
2001	$6.26	71%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $8.9 million which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.16%, and annual real estate taxes are projected to be approximately $127,000 for the initial year subsequent to the purchase.

Acquisition of 15172 Goldenwest Circle

We purchased 15172 Goldenwest Circle from the See Myun and Ock Ja Kymm Family Trust, an unaffiliated party, for approximately $11.2 million, including closing costs (which are not fully determinable at this time).

15172 Goldenwest Circle is centrally located in the Orange County, California industrial market with immediate access to major traffic arteries servicing the Orange County, Los Angeles and Long Beach ports and Los Angeles International Airport.  The property consists of approximately 102,200 square feet of leasable space in one single-story building located on approximately 5.4 acres of land. According to CB Richard Ellis, the Orange County industrial market offers a diverse supply of modern and efficient buildings and a skilled labor force that has created a reliable environment for business growth.  According to Grubb & Ellis Company, it is one of the strongest markets in the nation, with current vacancy of approximately 4%.  In addition, our management has identified this particular sector of Orange County as an in-fill location, with considerable barriers to new construction and excellent potential for growth in rents.

The 15172 Goldenwest Circle property is leased to a single tenant, a provider of steel and concrete construction products for residential, commercial and government contractors.   The lease expires on April 30, 2008, and is renewable at the option of the tenant for one additional five year period at an annual rate that is the greater of $7.63 per square foot or 90% of the market rental value of the property, with a 7.5% increase in the 30th month.   Since the property is leased to a single tenant under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the tenant is more relevant to investors than financial statements of the property acquired.

The Goldenwest property was acquired at a capitalization (CAP) rate (initial yield) of approximately 6.85%.  CAP rate is one method used to estimate the value of income producing properties.  CAP rate is a ratio expressed as a percentage and is calculated by dividing the net operating income by the value of the property.  The market CAP rate for this property according to Grubb & Ellis, a leading industrial brokerage firm, is 6.0% which would have resulted in a higher price for the property than paid by the Company.  According to Grubb & Ellis, the lower price paid by the Company was attributable to the remaining lease term of the single tenant.  During due diligence, our management met with the tenant and the tenant expressed its interest in exercising its option and extending the lease term.  While no assurances exist, we have confidence that, in 2007, the tenant will exercise its option to extend the lease at the higher rental rate provided in the option.  Once accomplished, the effective yield to acquisition cost will increase to 6.96%.

Average annual lease rates and occupancy percentages for the last two years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Average Annual Occupancy (%)

2005	$6.68	100.0
2004	$6.60	100.0

For the year 2002 and 2003, the building was owned by the current tenant and therefore no rental data is available.   For the year 2001, the building was occupied by the same tenant but the rental data is not available.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $5.0 million which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases. The real estate tax rate is 1.08%, and annual real estate taxes are projected to be approximately $120,960 for the initial year subsequent to the purchase.